Exhibit 1

Arel Communications Announces Completion of Going –
Private Transaction

ATLANTA – March 13, 2006 – Arel Communications and Software Ltd. (NASDAQ CM: ARLC), technology leader in integrated voice, video and web communications for interactive conferencing, collaboration and training applications, today announced the completion of its going-private transaction. The transaction was approved at a special meeting of the Company’s unaffiliated shareholders and by the Tel-Aviv District Court, Israel, in accordance with Israeli law.

Under the terms of the going-private transaction, the Company will repurchase each of its outstanding shares (other than certain shares held directly or indirectly by Clayton Mathile and certain directors, officers and founders of the Company) at a price of $1.50 per share, without interest. As soon as practicable, the Company’s Paying Agent will send all shareholders of record a letter of transmittal and instructions advising shareholders how to surrender their certificates and receive payment for their shares. If shares are held through an intermediary, shareholders should contact that intermediary for instructions and assistance in receiving payment for those shares. American Stock Transfer and Trust Company is acting as the Company’s Paying Agent under the going-private transaction.

As a result of the completion of the going-private transaction, Arel has fewer than 300 shareholders of record. Consequently, the Company today filed a Form 15 with the SEC in order to deregister its ordinary shares and to cease filings as a reporting company under the Securities Exchange Act of 1934, as amended, and has requested the delisting of its ordinary shares from the Nasdaq Capital Market, each effective March 13, 2006.

About Arel Communications and Software:

Arel Communications and Software is a leader in conferencing and collaboration solutions. Arel is focused on enhancing communications, facilitating workgroup collaboration and driving productivity in the enterprise. By providing a comprehensive application suite, Arel Spotlight™, for leveraging enterprise networks for rich-media communications, Arel replicates in-person meetings in the online environment. Arel’s newest solution, Arel Anyware, is an audio-visual plug-in that establishes true “face-to-face” meetings over the internet. Requiring only a webcam for full-featured video operability, users can add video conferencing to any web or IM/Presence application (such as Microsoft® Office Live Meeting™). Combining voice, video and data conferencing in one easy-to-use Web-based solution, Arel fosters interactive communications that significantly improve work environments today. Arel’s solutions impact key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management. Allowing geographically dispersed users to work together in groups, attend webinars and panel discussions, participate in training courses, and have one-on-one meetings with customers or colleagues, from virtually anywhere, Arel Spotlight is a powerful tool for critical business communications. For more information, visit www.arelcom.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual events or results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in Arel Communications and Software’s filings with the Securities and Exchange Commission. Arel is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

All trademarks recognized.

Contact:

Media Relations:
Affect Strategies, Inc.
John Taylor, 212-398-9680 x 140
E-mail: john@affectstrategies.com
or
Investor Relations:
Lippert/Heilshorn & Associates
Carolyn Capaccio/Jody Burfening, 212-838-3777
E-mail: ccapaccio@lhai.com